UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Independence Bancshares, Inc.

(Name of Issuer)

Voting Common Stock, $0.01 par value per share

(Title of Class of Securities)

45338E107

(CUSIP Number)

Lisa Tamburini

Chief Compliance Officer

RMB Capital Management LLC

115 S. LaSalle, 34th Floor

Chicago, IL 60603

(312) 870-5685

With a copy to:

Adam S. Weinstock

Drinker Biddle & Reath LLP

191 N. Wacker Dr., Ste. 3700

Chicago, IL 60606

(312) 569-1105

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐. (see explanatory note).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45338E107	13D/A

1	NAMES OF REPORTING PERSONS: RMB Capital Management LLC 59-3792751
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (1)
14	TYPE OF REPORTING PERSON: IA

(1)	The information set forth in Items 4, 5 and 6 of this Amendment is incorporated herein by reference.

CUSIP No. 45338E107	13D/A

1	NAMES OF REPORTING PERSONS: RMB Capital Holdings LLC 45-2624924
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (1)
14	TYPE OF REPORTING PERSON: IA

(1)	The information set forth in Items 4, 5 and 6 of this Amendment is incorporated herein by reference.

CUSIP No. 45338E107	13D/A

1	NAMES OF REPORTING PERSONS: RMB Mendon Managers LLC 45-5170846
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (1)
14	TYPE OF REPORTING PERSON: IA

(1)	The information set forth in Items 4, 5 and 6 of this Amendment is incorporated herein by reference.

CUSIP No. 45338E107	13D/A

1	NAMES OF REPORTING PERSONS: Mendon Capital Advisors Corp 13-3894706
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (1)
14	TYPE OF REPORTING PERSON: OO

(1)	The information set forth in Items 4, 5 and 6 of this Amendment is incorporated herein by reference.

CUSIP No. 45338E107	13D/A

1	NAMES OF REPORTING PERSONS: Iron Road Multi-Strategy Fund LP 46-5441301
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (1)
14	TYPE OF REPORTING PERSON: OO

(1)	The information set forth in Items 4, 5 and 6 of this Amendment is incorporated herein by reference.

CUSIP No. 45338E107	13D/A

1	NAMES OF REPORTING PERSONS: Iron Road Capital Partners LLC 20-4493541
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (1)
14	TYPE OF REPORTING PERSON: IA

(1)	The information set forth in Items 4, 5 and 6 of this Amendment is incorporated herein by reference.

CUSIP No. 45338E107	13D/A

1	NAMES OF REPORTING PERSONS: Mendon Capital QP LP 61-1746285
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (1)
14	TYPE OF REPORTING PERSON: OO

(1)	The information set forth in Items 4, 5 and 6 of this Amendment is incorporated herein by reference.

CUSIP No. 45338E107	13D/A

1	NAMES OF REPORTING PERSONS: Mendon Capital Master Fund Ltd. 98-1165011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% (1)
14	TYPE OF REPORTING PERSON: OO

(1)	The information set forth in Items 4, 5 and 6 of this Amendment is incorporated herein by reference.

CUSIP No. 45338E107	13D/A

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) supplements and amends the Schedule 13D originally filed on June 4, 2015 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission, relating to the common stock, par value $0.01 per share (“Common Stock”), issuable upon a conversion of Preferred Stock, Series A (the “Preferred Stock”) of Independence Bancshares, Inc., a South Carolina corporation (the “Issuer” or “Company”), having its principal executive offices at 500 East Washington Street, Greenville, South Carolina 29601. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

This statement is being filed by RMB Capital Management LLC, a Delaware limited liability company (“RMB Capital”), RMB Mendon Managers LLC, a Delaware limited liability company (“RMB Mendon”), RMB Capital Holdings, LLC, a Delaware limited liability company (“RMB Holdings”), Mendon Capital Advisors Corp., a Delaware corporation (“MCA”), Iron Road Multi-Strategy Fund LP, a Delaware limited partnership (“Iron Road”), Iron Road Capital Partners, LLC, a Delaware limited liability company (“IRCP”), Mendon Capital QP LP, a Delaware limited partnership (“MCQP”), and Mendon Capital Master Fund Ltd., a corporation incorporated under the laws of Cayman Islands with limited liability (“MCMF” and together with RMB Capital, RMB Mendon, RMB Holdings, MCA, Iron Road, IRCP and MCQP, the “Reporting Persons”).

The principal address of each of the Reporting Persons is 115 S. LaSalle, 34th Floor, Chicago, IL 60603, except that MCA is located at 150 Allens Creek Road, Rochester, NY 14618. Each of RMB Capital, RMB Mendon, RMB Holdings and MCA is an investment advisor or management company affiliated with a group of investment funds that includes Iron Road, MCQP and MCM.

The name, present principal occupation or employment and citizenship of each director, manager and executive officer (who is a natural person) of each corporate, limited liability company or partnership Reporting Person is set forth below. The business address of each director, manager and executive officer set forth below is 115 S. LaSalle, 34th Floor, Chicago, IL 60603. During the past five years, none of the Reporting Persons and, to the best of their knowledge, none of the directors, managers and executive officers listed below has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The general partner of Iron Road is IRCP. The controlling member and manager of IRCP is RMB Capital. The controlling member and manager of RMB Capital is RMB Holdings. The name of each director and principal officer of RMB Holdings is set forth below, together with the present principal occupation and citizenship of each listed person.

RMB Capital Holdings LLC

Name	Present Principal Occupation	Citizenship
Walter Clark	Manager	U.S.A.

Richard M. Burridge	Manager	U.S.A.

Frederick Paulman	Manager	U.S.A.

CUSIP No. 45338E107	13D/A

The general partner of MCQP and MCMF is RMB Mendon. The controlling members of RMB Mendon are RMB Capital and MCA. The name of each director and principal officer of MCA is set forth below, together with the present principal occupation and citizenship of each listed person.

Mendon Capital Advisors Corp.

Name	Present Principal Occupation	Citizenship
Anton Schutz	President and Director	U.S.A.

The name of each director and principal officer of MCMF is set forth below, together with the present principal occupation and citizenship of each listed person.

Mendon Capital Master Fund Ltd.

Name	Present Principal Occupation	Citizenship
Walter Clark	Director and President	U.S.A.

Maher Harb	Chief Financial Officer	U.S.A.

Letitia Solomon	Director	Cayman Islands

Charles Thomas	Director	United Kingdom

Item 3. Source and Amount of Funds or Other Consideration.

Effective January 23, 2018, all of the outstanding shares of the Preferred Stock of the Reporting Persons were redeemed by the Issuer. The consideration paid or payable to Reporting Persons consists entirely of cash.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Amendment is incorporated herein by reference.

Upon consummation of the merger by and among Independence Bancshares, Inc., First Reliance Bancshares, Inc. (“First Reliance”) and FR Merger Subsidiary, Inc. on January 23, 2018, the Reporting Persons ceased to beneficially own any shares of the Issuer’s Common Stock.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference herein.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in paragraphs (a) and (b) of Item 5 of the Schedule 13D with the following:

The Reporting Persons collectively beneficially own 0 shares of Common Stock in the aggregate, representing approximately 0.0% of the outstanding Common Stock. As of January 23, 2018, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.

CUSIP No. 45338E107	13D/A

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows.

The information set forth in Items 3 and 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of Schedule 13D is amended and supplemented as follows. The Joint Filing Agreement, dated as of June 4, 2015, by and among RMB Capital Management LLC; RMB Capital Holdings LLC; RMB Mendon Managers, LLC; Mendon Capital Advisors Corp.; Iron Road Multi-Strategy Fund LP; Iron Road Capital Partners LLC; Mendon Capital QP LP; and Mendon Capital Master Fund Ltd. is incorporated by reference to Exhibit A of Schedule 13D.

CUSIP No. 45338E107	13D/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2018	RMB CAPITAL MANAGEMENT LLC

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name: Walter Clark
Title: Manager

RMB CAPITAL HOLDINGS LLC

By:	/s/ Walter Clark
Name: Walter Clark
Title: Manager

RMB MENDON MANAGERS LLC

By:	RMB Capital Management LLC
Its:	Manager

By:	RMB Capital Holdings, LLC
Its:	Manager

By:	/s/ Walter Clark
Name: Walter Clark
Title: Manager

MENDON CAPITAL MASTER FUND LTD.

By:	RMB Capital Management LLC
Its:	Investment Sub-Advisor

By:	RMB Capital Holdings, LLC
Its:	Manager

By:	/s/ Walter Clark
Name: Walter Clark
Title: Manager

CUSIP No. 45338E107	13D/A

MENDON CAPITAL ADVISORS CORP.

By:	/s/ Anton Schutz
Name: Anton Schutz
Title: President

MENDON CAPITAL QP LP

By:	RMB Capital Management LLC
Its:	Investment Manager

By:	RMB Capital Holdings, LLC
Its:	Manager

By:	/s/ Walter Clark
Name: Walter Clark
Title: Manager

IRON ROAD CAPITAL PARTNERS, LLC

By:	RMB Capital Management LLC
Its:	Manager

By:	RMB Capital Holdings, LLC
Its:	Manager

By:	/s/ Walter Clark
Name: Walter Clark
Title: Manager

IRON ROAD MULTI-STRATEGY FUND LP

By:	RMB Capital Management LLC
Its:	Investment Manager

By:	RMB Capital Holdings, LLC
Its:	Manager

By:	/s/ Walter Clark
Name: Walter Clark
Title: Manager

[Signature Page to 13D/A]